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As filed with the Securities and Exchange Commission on January 30, 2002

COMMISSION FILE NO. 333-76868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
(Exact Name of Registrant As Specified In Its Charter)

Maryland (State of Incorporation)	399 Park Avenue 36th Floor New York, New York 10022 (212) 935-8760 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	13-3974868 (IRS Employer I.D. Number)

Stewart Zimmerman, President and Chief Executive Officer
America First Mortgage Investments, Inc.
399 Park Avenue
36th Floor
New York, New York 10022
(212) 935-8760
(Name, address, including zip code, and telephone number,
including area code, of Agent for Service)

Copies to:

Steven P. Amen Kutak Rock LLP 1650 Farnam Street Omaha, Nebraska 68102 Tel: (402) 346-6000 Fax: (402) 346-1148	Jay L. Bernstein Clifford Chance Rogers & Wells LLP 200 Park Avenue New York, New York 10166 Tel: (212) 878-8000 Fax: (212) 878-8375

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time or at one time after the effective date of this Registration Statement, as determined by market conditions.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective Registration Statement for the same offering. / /

      If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Prospectus and the information contained herein are subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 30, 2002

206,000 SHARES

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

COMMON STOCK

        The holders of 206,000 shares of our common stock may sell some or all of these shares under this Prospectus. These stockholders may sell the shares at the then prevailing market price for the shares at the time of the sale, or at other prices. The last reported sale price of our common stock on January 29, 2002 was $8.77 per share. We will not receive any of the proceeds from the sale of these shares by these stockholders.

        The New York Stock Exchange lists our common stock under the symbol "MFA."

        The selling stockholders are offering the common stock as described under "Plan of Distribution."

        To ensure that we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

        Investing in our securities involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 5 of this Prospectus before buying shares of our common or preferred stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        , 2002

Forward-Looking Statements

        This Prospectus contains or incorporates by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

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  increases in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

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  changes in short-term interest rates;

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  our ability to use borrowings to finance our assets;

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  risks associated with investing in real estate, including changes in business conditions and the general economy;

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  changes in government regulations affecting our business; and

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  our ability to maintain our qualification as a real estate investment trust for federal income tax purposes.

        Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this Prospectus or described in reports that we file from time to time with the Securities and Exchange Commission (the "SEC"), such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        You should rely only on the information contained in or incorporated by reference into this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this Prospectus is current as of the date of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
AMERICA FIRST MORTGAGE INVESTMENTS, INC	1
RISK FACTORS	5
USE OF PROCEEDS	11
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	12
SELLING STOCKHOLDERS	19
PLAN OF DISTRIBUTION	22
EXPERTS	23
LEGAL OPINIONS	23
WHERE YOU CAN FIND MORE INFORMATION	24
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	25

ABOUT THIS PROSPECTUS

        The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus. We encourage you to read this Prospectus, as well as the information which is incorporated by reference in this Prospectus, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in this Prospectus before making an investment decision to purchase shares of our common stock. All references to "we," "us" or "our company" in this Prospectus mean America First Mortgage Investments, Inc.

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

Our Business

        We invest in adjustable-rate mortgage-backed securities that we acquire in the secondary market. Our assets consist primarily of mortgage-backed securities guaranteed by an agency of the United States government such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), other securities rated "AAA" by Standard & Poor's Corporation or cash. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates. We also own interests in multifamily apartment properties and publicly traded equity and debt securities. As of September 30, 2001, these non-mortgage assets represented approximately 2% of our total assets.

Investment Strategy

        The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that have principal and interest that are guaranteed by an agency of the United States government such as GNMA, FNMA or FHLMC. We are not in the business of originating mortgage loans or providing other types of financing to the owners of real estate.

        Interest rates on adjustable-rate mortgages are based on an index rate and adjusted periodically. Typical index rates include:

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  CMT Index. The one-year constant maturity treasury rate.

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  LIBOR. The London Interbank Offered Rate that banks in London offer for deposits of U.S. dollars.

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  COFI. A monthly or semiannual weighted average of the actual interest expenses recognized during a given month by all savings intuitions headquartered in Arizona, California and Nevada, as published by the Federal Home Loan Bank of San Francisco.

        The interest rates on adjustable-rate mortgages are usually adjusted annually, but some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% to 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. Many adjustable-rate mortgages are hybrids with a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

        We also hold interests in corporate and partnership entities that own six apartment properties containing a total of 1,473 rental units. Four of these apartments are located in Georgia, one is located in North Carolina and one is located in Nebraska. In addition, we own publicly traded equity and debt securities.

        As of September 30, 2001, we had total assets on our balance sheet of $1.37 billion, of which approximately 96% consisted of mortgage-backed securities guaranteed by GNMA, FNMA or FHLMC, other securities rated AAA by Standard & Poor's Corporation or cash. Our policy is to maintain an assets-to-equity ratio of less than 11 to 1. As of September 30, 2001, our assets-to-equity ratio was approximately 9.6 to 1.

Financing Strategy

        We finance the acquisition of our mortgage-backed securities at short-term borrowing rates through the use of repurchase agreements. Under these repurchase agreements, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference in the sale price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender, or, with the consent of the lender, we renew such agreement at the then prevailing financing rate. The repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. To date, we have not had margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

        Our repurchase agreements generally range from one month to one year in duration. Should the providers of the repurchase agreements decide not to renew them at maturity, we must either refinance these obligations or be in a position to retire the obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets. To reduce our exposure, we enter into repurchase agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by both Standard and Poor's Corporation and Moody's Investors Services, where applicable. If this minimum criterion is not met, then we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below "A," we will seek board approval before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four lenders with a maximum exposure to any lender of no more than three times our stockholders' equity. As of September 30, 2001, we had repurchase agreements with nine lenders with a maximum exposure to any one lender of not more than 2.2 times our stockholders equity.

        We may use derivative transactions and other hedging strategies to help us mitigate our prepayment and interest rate risks if we determine that the cost of these transactions is justified by their potential benefit. To date, our use of these hedging transactions has been limited. See "Risk Factors—Our use of derivatives to mitigate our prepayment and interest rate risks has been limited."

        Each of our multifamily apartment properties is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies in which we hold equity interests. Each of these mortgage loans is made to the ownership entity on a nonrecourse basis, which means that the lender's only source of payment in the event of a default is the foreclosure of the property securing the mortgage loan. As of September 30, 2001, aggregate mortgage indebtedness secured by our six multifamily apartment properties was approximately $48,300,000.

        We also use repurchase agreements to finance our corporate debt securities. We have financed our investments in equity securities through loans from a variety of broker-dealers. We pledge these investments to secure our margin loans and can borrow up to 50% of the market value of these assets.

Merger with Our External Advisor

        Prior to January 1, 2002, we engaged America First Mortgage Advisory Corporation ("AFMAC") to manage our investments and perform administrative services for us as our external advisor. AFMAC provided us with all personnel, utilities, equipment and supplies, insurance, accounting, administrative and other support services, office facilities and other items necessary for our business operations. We merged AFMAC with and into us as of January 1, 2002. As a result of the merger, we became a self-advised company. The employees of AFMAC became our employees, and we assumed the employment contracts of these employees. We also acquired all of the tangible and intangible business assets of AFMAC used in connection with our business operations. As a self-advised company, we incur all the costs of running our company, some of which were formerly paid by AFMAC. However, we no longer pay fees to AFMAC for serving as our external advisor.

        We expect to continue to use an affiliate of America First Companies L.L.C. ("America First") (the former primary owner of AFMAC) to manage our six multifamily apartment properties. Our net investment in these properties represented approximately 1% of our assets as of September 30, 2001. The management contracts for these properties provide for terms that are competitive with unaffiliated property managers and may be terminated by us by giving 30 days' written notice.

        Under the merger agreement with AFMAC, we issued 1,287,501 shares of our common stock to the stockholders of AFMAC. America First owned 80% of the stock of AFMAC. Michael Yanney, the Chairman of our Board of Directors, is a majority owner of America First. George H. Krauss, one of our directors, owns approximately 17% of America First. Stewart Zimmerman, our President and Chief Executive Officer, and William S. Gorin, our Chief Financial Officer, Executive Vice President and Treasurer, collectively own approximately 3% of America First. In addition, Messrs. Zimmerman, Gorin and Ronald A. Freydberg, our Executive Vice President and Secretary, owned, in the aggregate, the remaining 20% of AFMAC. The shares of our common stock issued in the merger with AFMAC were not registered under federal securities laws and 100% of the shares issued to Messrs. Zimmerman, Gorin and Freydberg and 80% of the shares issued to America First are subject to restrictions on resale until January 1, 2003. America First has the right to sell up to 20% of the shares it received in the merger within the first year after completion of the merger. We have agreed to register the shares issued to America First and to Messrs. Zimmerman, Gorin and Freydberg under the Securities Act of 1933, as amended, after these restriction periods expire.

        Following the merger with AFMAC on January 1, 2002, our executive officers became our employees and we are now responsible for all salaries, bonuses and benefits of our executive officers, as well as other employees we may hire. In that regard, we assumed the employment agreements between AFMAC and Messrs. Zimmerman, Gorin and Freydberg. The employment agreements of Messrs. Zimmerman, Gorin and Freydberg have been amended to provide, among other things, an increase in their annual base salaries to $300,000, $200,000 and $200,000, respectively, a minimum annual bonus pool of $225,000 that will be divided among them, an additional bonus pool equal to 0.65% of additional equity capital that we raise, payments to each of them if their employment is terminated after certain change of control events and a one-year non-compete agreement. In addition, we assumed the liability to pay approximately $150,000 of bonus obligations payable to Messrs. Zimmerman, Gorin and Freydberg with respect to 2001 and additional bonuses that they earned as a result of additional equity capital raised by us during 2001. We also expect to enter into an employment agreement with Ms. Covello that will provide for an annual salary of $125,000 and an opportunity to earn a bonus, subject to approval by the compensation committee of our Board of Directors. Each of our executive officers is eligible to participate in our 1997 Employee Stock Option Plan.

        We believe the merger will be treated as a tax-free reorganization for federal income tax purposes. For accounting purposes, the merger was not considered to be an acquisition of a business for purposes of applying Accounting Principal Board Opinion No. 16. As a result, we recorded a charge against our operating income in the fourth quarter of 2001 equal to the difference between the then current market value of the shares of common stock we issued in the merger and the value of the tangible assets we acquired from AFMAC.

General Information

        We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 399 Park Avenue, 36th Floor, New York, New York 10022. Our telephone number is (212) 935-8760.

        Our common stock is listed on the New York Stock Exchange under the symbol "MFA."

        We have elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders by way of dividend payments. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Certain Federal Income Tax Considerations." We cannot assure you that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs.

RISK FACTORS

        An investment in our securities involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this Prospectus. If any of the risks discussed in this Prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our securities could decline significantly and you may lose all or part of your investment.

An increase in prepayment rates of the mortgages underlying our mortgage-backed securities may adversely affect our profitability.

        The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. When we acquire a mortgage-backed security, we anticipate that the underlying mortgages will be prepaid at a projected rate generating an expected yield. When homeowners prepay their mortgage loans more quickly than we expect, it results in prepayments that are faster than expected on the mortgage-backed securities and this may adversely affect our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

        We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for a higher interest rate, we must pay a premium over par value to acquire these securities. Our investment policies allow us to acquire mortgage-backed securities at prices of up to 103.5% of par value. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage loans underlying a mortgage-backed security are prepaid at a faster rate than we anticipate, we will have to amortize the premium at a faster rate which may adversely affect our profitability.

        As the holder of mortgage-backed securities, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this repaid principal, we must reinvest it in additional mortgage-backed securities or other assets. However, if interest rates are falling, we may earn a lower return on the new investment as compared to the original mortgage-backed security.

An increase in our borrowing costs relative to the interest we receive on our mortgage-backed securities may adversely affect our profitability.

        We earn money based upon the spread between the interest payments we receive on our mortgage-backed security investments and the interest payments we must make on our borrowings. We rely primarily on short-term borrowings of the funds to acquire mortgage-backed securities with long-term maturities. Even though most of our mortgage-backed securities have interest rates that adjust as short-term rates change, the interest we pay on our borrowings may increase relative to the interest we earn on our adjustable-rate mortgage-backed securities. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

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  Differences in timing of interest rate adjustments on our mortgage-backed securities and our borrowings may adversely affect our profitability.

  The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. In a period of rising interest rates this will usually result in our borrowing costs increasing faster than our interest earnings from mortgage-backed securities. If this happens, we could experience a decrease in net income or incur a net loss during these periods.

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  Hybrid adjustable-rate mortgages have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase.

  While the majority of our mortgage assets are adjustable-rate mortgage-backed securities, many of the mortgages underlying these assets are "hybrid" mortgages that have a fixed interest rate for an initial period (typically three years or greater) and then convert to an adjustable rate. Accordingly, in a period of rising interest rates, our financing costs could increase while the interest we earn on our mortgage-backed securities would be limited by the number of underlying mortgages with fixed interest rates. This would adversely affect our profitability.

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  Interest rate caps on the mortgages underlying our mortgage-backed securities may adversely affect our profitability if short-term interest rates increase.

  The mortgages underlying our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while any increases in the interest rates on the mortgages underlying our adjustable-rate mortgage-backed securities would be limited.

Our business strategy involves a significant amount of borrowing that exposes us to additional risks.

        We borrow against a substantial portion of the market value of our mortgage-backed securities and use the borrowed funds to acquire additional investment assets. Our operating policies allows us to maintain an assets-to-equity ratio to up to 11:1. The use of borrowing, or "leverage," to finance our mortgage-backed securities and other assets involves a number of risks, including the following:

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  If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected.

  Since we rely primarily on short-term borrowings, such as repurchase agreements, to finance our mortgage-backed securities, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.

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  A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

  As interest rates rise, the market value of interest-bearing obligations such as mortgage-backed securities will decline. A decline in the market value of our mortgage-backed securities may result in our lenders initiating margin calls that require us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of our borrowings. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our mortgage-backed securities under adverse market conditions.

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  Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

  We use repurchase agreements for most of our borrowing. Borrowings made under repurchase agreements may qualify for special treatment under the Bankruptcy Code. This may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under these agreements without delay.

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  Liquidation of collateral may jeopardize our REIT status.

  To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Certain Federal Income Tax Considerations" section of this Prospectus.

Our profitability may be limited by restrictions on our use of leverage.

        As long as we earn a positive margin between our borrowing costs and the interest and other income we earn on our assets, we can generally increase our profitability by using greater amounts of leverage. However, the amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates, or they may require that we provide additional collateral to cover our borrowings.

Our use of derivatives to mitigate our prepayment and interest rate risks has been limited.

        We have historically limited our use of interest rate swaps, caps and floors or other derivative transactions to help us mitigate our prepayment and interest rate risks because we have determined that the cost of these transactions often outweighs their potential benefits and could, in some cases, jeopardize our status as a REIT. However, we do not have any policy which would prohibit us from using derivative transactions or other hedging strategies. Even when we use derivative transactions, they do not fully insulate us from the prepayment and interest rate risks to which we are exposed. We cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in derivative transactions, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Our earnings per share may decrease now that we have become self-advised.

        We cannot assure you that the cost savings we anticipate from no longer paying the base and incentive advisory fees to AFMAC will offset the additional expenses we will incur as a self-advised REIT. These additional expenses include all of the salaries and benefits of our executive officers and the other employees we need to operate as a self-advised company. See "Merger with Our External Advisor." Even if our earnings are not adversely affected, our earnings per share may decrease because we issued 1,287,501 additional shares of our common stock as merger consideration.

The merger with AFMAC may cause us to lose our REIT status for tax purposes.

        In order to maintain our status as a REIT for federal income tax purposes, we are not permitted to have current or accumulated earnings and profits carried over from AFMAC. If the IRS successfully asserts that we acquired current or accumulated earnings and profits from AFMAC and failed to distribute, during the taxable year in which the merger occured, all of such earnings and profits, we would lose our REIT qualification for the year of the merger, as well as any other taxable years during which we held such acquired earnings and profits, unless, in the year of such determination, we make an additional distribution of the amount of earnings and profits determined to be acquired from AFMAC. In order to make such an additional distribution, we could be required to borrow funds or sell assets even if prevailing market conditions were not generally favorable. For any taxable year that we fail to qualify as a REIT, we would not be entitled to a deduction for dividends paid to our stockholders in calculating our taxable income. Consequently, our net assets and distributions to our stockholders would be substantially reduced because of our increased tax liability. Furthermore, to the extent that distributions had been made in anticipation of our qualification as a REIT, we might also be required to borrow additional funds or liquidate certain of our investments in order to pay the applicable tax on our income.

We are now dependent on our own executives and employees.

        As a self-advised company, we rely on our own employees to operate our business, and are no longer able to rely on employees of AFMAC or its affiliates. As a result, we now depend on a smaller group of executive officers and employees to operate our business than we had as an externally-advised company. Accordingly, the loss of the services of any key employee, particularly one of our executive officers, may have a negative effect on our business operations.

We are subject to potential liability as an employer.

        When we merged with AFMAC, we assumed the employment of persons who had been employees of AFMAC. In addition to their salaries and other cash compensation, we were required to establish certain health, retirement and other employee benefit plans, and we will now bear the costs of the establishment and maintenance of these plans. As an employer, we will be subject to potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

The economic return from our real estate investments will be affected by a number of factors.

        Our investments in multifamily apartment properties expose us to risks associated with investing in real estate. These risks include the possibility that the properties will not perform in accordance with our expectations, that we will pay too high of a purchase price for our properties or that we will underestimate operating costs and the costs of any necessary improvements and repairs to the properties. In addition, the economic returns from our real property investments may be affected by a number of factors, many of which are beyond our direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the market area, interest rates on home mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation.

The concentration of real estate in a geographical area may make us vulnerable to adverse changes in local economic conditions.

        We do not have specific limitations on the total percentage of our real estate properties that may be located in any one area. Consequently, properties that we own may be located in the same or a limited number of geographical regions. Four of our apartment properties are located in the Atlanta, Georgia metropolitan area. As a result, adverse changes in the economic conditions of the geographic regions in which our properties are concentrated may have an adverse effect on real estate values, rental rates, and occupancy rates. Any of these could reduce the rental income we earn from our real estate portfolio or the market value of these properties.

Our real estate investments may be illiquid and their value may decrease.

        Our investments in multifamily apartment properties are relatively illiquid. Our ability to sell these assets, and the price we receive upon their sale, will be affected by the number of potential buyers, the number of competing properties on the market in the area and a number of other market conditions. As a result, we cannot assure you that we will be able to sell these properties without incurring a loss.

Owning real estate may subject us to liability for environmental contamination.

        The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot assure you that the properties that we currently own, or those we acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of the property causing us to lose our entire investment. In addition, environmental laws may materially limit our use of our properties, and future laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.

Compliance with Americans with Disabilities Act requirements could be costly.

        Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that one or more of our multifamily apartment properties does not comply with the Americans with Disabilities Act could result in liability for both government fines and damages to private parties. If we were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our profitability.

Some of our other assets involve credit and investment risks.

        Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that are guaranteed by GNMA, FNMA or FHLMC. Our other assets may include publicly-traded equity or debt securities issued by other REITs and other companies. We do not require that debt securities issued by these types of issuers be rated investment grade and, generally, these securities will not be guaranteed by any government or third party insurer. We may incur losses if there are payment defaults under debt securities that we hold. Equity securities issued by these types of issuers are subject to a number of risks, including the risk of decline in their market value.

Because of competition, we may not be able to acquire investment assets at favorable prices.

        Our profitability depends, in large part, on our ability to acquire mortgage-backed securities, interests in multifamily apartment properties or other investment assets at favorable prices. In acquiring our investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions. Many of the entities with which we compete have greater financial and other resources than us. In addition, many of our competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act. As a result, we may not be able to acquire mortgage-backed securities, multifamily apartment properties or other investment assets for investment, or we may have to pay more for these assets than we otherwise would.

Some of our directors have ownership interests in other companies that create potential conflicts of interest.

        Two of our directors own equity interests in America First. A subsidiary of America First provides on-site management for our multifamily apartment properties and earns fees based on the gross revenues of these properties. Because of the ownership of America First by these two directors, our agreements America First and its subsidiaries may not be considered to have been negotiated at arm's-length. These relationships may also cause a conflict of interest in other situations where we are negotiating with America First.

There are a number of risks associated with being taxed as a REIT.

        We have elected to be treated as a REIT for federal income tax purposes and believe that we qualify for this tax treatment. Our REIT status subjects us and our stockholders to a number of risks, including the following:

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  Failure to qualify as a REIT would have adverse tax consequences for us.

  In order to maintain our REIT status we must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various factual matters and circumstances that may not be totally within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT. If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Therefore, we would have less money available for investments and for distributions to our stockholders and we would no longer be required to make any distributions to stockholders. This may also have a significant adverse effect on the market value of our common stock or the other securities that we may sell under this Prospectus. In general, we would not be able to elect REIT status for four years after a year in which we lose our REIT status.

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  As a REIT, our income can only come from limited types of sources.

  To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and 95% of our gross income must come from these and other sources that are itemized in the REIT tax laws. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

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  We have certain distribution requirements.

  As a REIT, we must distribute to stockholders at least 90% of our REIT taxable income (excluding capital gains). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

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  We are also subject to other tax liabilities.

  Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

For further discussion of the risks associated with REIT taxation, please see the "Certain Federal Income Tax Considerations" section of this Prospectus.

Loss of Investment Company Act exemption would adversely affect us.

        We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use borrowings would be substantially reduced and we would be unable to conduct our business as described in this Prospectus. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of Securities Exchange Commission staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the Commission or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline.

        We have filed a registration statement for the sale of up to $300,000,000 worth of additional shares of our common stock and securities convertible into common stock. In addition, we may issue up to 1,400,000 shares of common stock under our 1997 Stock Option Plan and expect to adopt a Dividend Reinvestment and Stock Purchase Plan under which participants may acquire shares of our common stock through reinvestment of dividends and additional cash contributions. The issuance of common stock or securities convertible into or exchangeable for our common stock could cause dilution of our existing security holders and a decrease in the market price of our common stock or preferred stock.

We may change our policies without stockholder approval.

        Our board of directors and management determine all of our policies, including our investment, financing and distribution policies. Although they have no current plans to do so, they may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or preferred stock or our ability to pay dividends.

The recent terrorist attacks in the United States may have a negative effect on our earnings.

        The terrorist attacks which occurred in New York City and Washington, D.C. on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused significant uncertainty in the global financial markets. While the short-term and long-term effects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that short-term interest rates may be affected by these events. If short-term interest rates increase rapidly, it would cause our borrowing costs to increase faster than increases in the interest rates we earn on our adjustable rate mortgage-backed securities. If that were to happen, our earnings would be negatively affected. In addition, the rate of prepayment on the mortgages underlying our mortgage-backed securities could increase as a result of adverse economic conditions, changes in interest rates and other factors, all of which could be affected by the events of September 11, 2001 and their aftermath.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock offered by this Prospectus.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes federal income tax considerations that are important to us and our stockholders. This discussion is based on existing federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder (the "Treasury Regulations"), and judicial and administrative interpretations thereof, all of which are subject to change, potentially with retroactive effect. This discussion does not address all aspects of federal income taxation that may be relevant to you in light of your personal investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities, partnerships or other pass-through entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your common or preferred stock as a "capital asset" (generally, property held for investment) under the Code. You are advised to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our common or preferred stock, including the application and effect of federal, state, local and foreign income and other tax laws.

General

        We have elected to be treated as a REIT for federal income tax purposes. We currently expect to continue to operate in a manner that will permit us to maintain our qualification as a REIT. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders. There can be no assurance that we will continue to qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or relevant laws. If we fail to qualify as a REIT in any particular year, we would be subject to federal income tax, including applicable alternative minimum tax, as a regular, domestic corporation, and our stockholders would be subject to federal income tax in the same manner as stockholders of such a corporation. Unless we are entitled to relief under provisions of the Code, we will not be allowed to re-elect REIT status for the four taxable years following the year in which we fail to qualify as a REIT. We could be subject to potentially substantial federal income tax liability in respect of each taxable year that we fail to qualify as a REIT. We will not be allowed to deduct distributions to our stockholders in years in which we do not qualify as a REIT. As a result, the amount of cash available for distribution to our stockholders could be significantly reduced or eliminated. In addition, we will not be required to make distributions by the Code if we do not qualify as a REIT. The following is a brief summary of certain technical requirements that we must meet on an ongoing basis in order to qualify, and to remain qualified, as a REIT under the Code.

Stock Ownership Tests

        Our capital stock must be held by at least 100 persons (the "100 Shareholder Rule"), and no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year (the "5/50 Rule"). For purposes of the 100 Shareholder Rule only, most tax-exempt entities, including employee benefit trusts and charitable trusts (but excluding trusts described in Section 401(a) and exempt under Section 501(a) of the Code), are generally treated as individuals. These stock ownership requirements must be satisfied in each taxable year. We are required to solicit information from certain of our stockholders to verify ownership levels, and our articles of incorporation provide restrictions regarding the transfer of our shares in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless, in the case of the 5/50 Rule requirement, the "good faith" exemption was available.

Asset Tests

        We must generally meet the following asset tests (the "REIT Asset Tests") at the close of each quarter of each taxable year: (a) at least 75% of the value of our total assets must consist of "Qualified REIT Real Estate Assets," government securities, cash and cash items (the "75% Asset Test"); (b) not more than 25% of the value of our total assets may be represented by securities not described in (a); (c) not more than 5% of the value of our total assets may be represented by securities of any one issuer, except with respect to a "qualified REIT subsidiary" or a "taxable REIT subsidiary"; (d) we may not hold securities having more than 10% of the total value or vote of the outstanding securities of any one issuer, except with respect to a taxable REIT subsidiary; and (e) in the case we hold securities of any qualified REIT subsidiary or taxable REIT subsidiaries, not more than 20% of the value of our total assets may be represented by securities one or more such taxable REIT subsidiaries.

        We do not expect that the value of securities of any one issuer not qualifying as Qualified REIT Real Estate Assets would ever exceed 5% of our total assets. We do not expect to own more than 10% of any one issuer's voting securities or more than 10% of the value of any issuer's securities, except for one corporation for which we expect to elect to be treated as a taxable REIT subsidiary. We intend to monitor closely the purchase, holding and disposition of our assets in order to comply with the REIT Asset Tests. In particular, we intend to limit and to diversify our ownership of any assets not qualifying as Qualified REIT Real Estate Assets to less than 25% of the value of our assets and to less than 5%, by value or vote, of any single issuer. If these limits are exceeded, we intend to take appropriate measures, including the disposition of nonqualifying assets, to avoid failing any of the REIT Assets Tests. For purposes of this discussion, Qualified REIT Real Estate Assets include interests in real property, mortgages secured by interests in real property and certain other assets.

Gross Income Tests

        We must generally meet the following gross income tests (the "REIT Gross Income Tests") for each taxable year: (a) at least 75% of our gross income (excluding gross income from prohibited transactions) must be derived from certain specified real estate sources, including rental income, interest on obligations secured by mortgages on real property or on interests in real property and gain from the disposition of Qualified REIT Real Estate Assets or "qualified temporary investment income" (i.e., income derived from the temporary investment of "new capital" within one year of the receipt of the capital) (the "75% Gross Income Test"); and (b) at least 95% of our gross income for each taxable year must be derived from sources of income qualifying for the 75% Gross Income Test, and certain other types of income, including dividends, interest and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire Qualified REIT Real Estate Assets) not held for sale in the ordinary course of business (the "95% Gross Income Test").

        We intend to maintain our REIT status by carefully monitoring our income, including income from liability hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In particular, we will treat income generated by our interest rate caps and other liability hedging instruments, if any, as nonqualifying income for purposes of the 95% Gross Income Tests unless we receive advice from counsel that the income constitutes qualifying income for purposes of this test. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) the unanticipated decrease in our qualifying income which may result in the nonqualifying income exceeding 5% of gross income, we may be unable to comply with certain of the REIT Gross Income Tests. See "Taxation of the Company" below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code. For purposes of these gross income tests and the asset tests described above, a REIT is deemed to own a share of the income and assets of any partnership of which it is a member. In addition, for purposes of such tests, a REIT is deemed to directly own the income and assets of any qualified REIT subsidiary.

Distribution Requirement

        We must generally distribute to our stockholders an amount equal to at least 90% of our REIT taxable income before deductions of dividends paid and excluding net capital gain. For purposes of this provision, we will be required to demonstrate that our dividend payments, including any dividends associated with our dividend reinvestment plan, are not preferential.

Taxation of the Company

        In any year in which we qualify as a REIT, we will generally not be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to our stockholders and qualifies for a dividend paid deduction under the Code. We will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed REIT taxable income or capital gain. Notwithstanding our qualification as a REIT, we may also be subject to tax in certain other circumstances. For example, if we fail to satisfy either the 75% Gross Income Test or the 95% Gross Income Test, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will generally be subject to a 100% tax on the greater of the amount by which we fail either the 75% Gross Income Test or the 95% Gross Income Test multiplied by REIT taxable income and divided by gross income. We will also be subject to a tax of 100% on net income derived from any "prohibited transaction." Prohibited transaction means a sale or other disposition of property not held for investment and which is not foreclosure property. If we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to federal income tax on the income at the highest corporate income tax rate. In addition, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed amount of ordinary and capital gains net income from the preceding taxable year, we would be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year. We may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated. If we fail to qualify as a REIT in any taxable year, and certain relief provisions of the Code do not apply, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT would not be deductible by us, nor would they generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, we would also be disqualified from reelecting REIT status for the four taxable years following the taxable year in which we become disqualified.

Taxation of Taxable U.S. Stockholders

        When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury Regulations provide otherwise;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distributions Generally

        Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

        To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. If we declare a dividend in October, November, or December of any calendar year which is payable to stockholders of record on a specified date in such a month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31 of the previous year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

        Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

        We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

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  include their proportionate share of our undistributed net capital gains in their taxable income;

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  receive a credit for their proportionate share of the tax paid by us in respect of our net capital gain; and

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  increase the adjusted basis of their stock by the difference between the amount of their share of our net capital gain and their share of the tax paid by us.

Passive Activity Losses and Investment Interest Limitations

        Distributions we make and gains arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gains relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

        If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash or the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Information Reporting and Backup Withholding

        We report to our U.S. stockholders and the Internal Revenue Service ("IRS") the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. A U.S. stockholder can meet this requirement by providing us with a properly completed and executed copy of IRS Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

        The IRS has ruled that amounts distributed as a dividend by a REIT will be treated as a dividend by the recipient and excluded from the calculation of unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property includes property, the acquisition or holding of which is financed through a borrowing by the tax-exempt U.S. stockholder.

        For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business tax income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. Any prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

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  is described in Section 401(a) of the Code; and

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  holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

        A REIT is a "pension-held REIT" if:

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  it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust shall be treated, for purposes of the 100 Shareholder Rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

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  either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

        The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

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  the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

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  the total gross income of the REIT.

        A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

        The rules governing federal income taxation of "non-U.S. stockholders" are complex and no attempt will be made herein to provide more than a summary of such rules. As used herein, "non-U.S. stockholders" means beneficial owners of shares of our stock that are not U.S. stockholders.

        PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

        Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury Regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders under most treaties.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current accumulated earnings and profits if our stock is not a U.S. real property interest because we are a "domestically controlled REIT" as discussed below. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sale exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed securities, will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

        Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. stockholders. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." Alternatively, a non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of its stock under FIRPTA if the shares are traded on an established securities market.

        Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if (i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gains from the sale of the stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

        We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs

        The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

SELLING STOCKHOLDERS

        The shares offered by this Prospectus may be offered from time to time by the selling stockholders. The following table shows the names of each selling stockholder, the number and percentage of shares of common stock beneficially owned by each selling stockholder prior to the offering, the number of shares of common stock offered by each selling stockholder by this Prospectus and the number and percentage of shares of common stock beneficially owned by each stockholder upon completion of the offering. This Prospectus also relates to any additional shares of common stock which may become issuable to the selling stockholders by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

        Percentage ownership is based on the 34,848,601 shares of our common stock outstanding as of the date of this Prospectus. For purposes of computing the percentage of outstanding shares held by any selling stockholder named below, any security which such stockholder has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such stockholder, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The estimate of shares owned after this offering assumes that all shares offered by the Prospectus are sold. These estimates may prove to be inaccurate because any selling stockholder may offer all or some of its shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares.

	Shares Beneficially Owned Prior to the Offering				Shares Beneficially Owned After the Offering
				Shares to be Sold
Name	Number		Percentage		Number		Percentage
Michael Yanney	1,171,250	(1)	3.6	79,557	1,057,400	(2)	3.0
Gail Walling Yanney	28,894	(3)	*	24,594	4,300		*
Lisa Yanney Roskens	7,415		*	7,415	0		*
Rainwood Enterprises L.P.(4)	6,855		*	6,855	0		*
Torrey Lake Remainder Trust(4)	22,844		*	2,844	20,000		*
George H. Krauss	114,804	(5)	*	12,820	90,000	(6)	*
S. Kyker Krauss	11,984		*	11,984	0		*
Katherine Krauss	16,146		*	11,146	5,000		*
John Cassidy	13,478	(7)	*	4,478	9,000		*
Maurice E. Cox, Jr.	67,118	(8)	*	6,118	61,000		*
Joseph N. Grego	6,163		*	3,899	2,264		*
Mark Hiatt	3,334		*	2,134	1,200		*
Lynn Muse	921		*	361	560		*
Robert H. Peyton	6,958		*	3,758	3,200		*
David Porter	701	(9)	*	701	0		*
Jan Roos	504		*	504	0		*
Michael and Judy Thesing	12,225	(10)	*	12,225	0		*
Rudy Thomas	313		*	313	0		*
Gary Thompson	38,690	(11)	*	13,690	25,000		*
Michael and Cheri Tillman	1,904	(12)	*	604	1,300		*

(1)
Includes 824,000 shares owned by America First which Mr. Yanney controls, 840 shares held by a retirement account established for Mr. Yanney, vested option to acquire 192,500 shares of common stock, 24,594 shares owned by his spouse, Gail Walling Yanney, and 4,300 shares of common stock held by retirement plans established for her, 6,855 shares owned by Rainwood Enterprises L.P., which Mr. Yanney controls and 22,844 shares held by Torrey Lake Remainder Trust, which Mr. Yanney controls. Mr. Yanney is one of our directors.

(2)
Also assumes the sale of all 34,293 shares to be sold by Gail Walling Yanney, Rainwood Enterprises L.P. and Torrey Lake Remainder Trust which are included in the shares reported as beneficially owned by Mr. Yanney.

(3)
Includes 4,300 shares of common stock held in various retirement plans established for Mrs. Yanney. Mrs. Yanney is the wife of Michael Yanney and these shares are also reported as beneficially owned by Michael Yanney.

(4)
This entity is controlled by Michael Yanney. These shares are also reported as beneficially owned by Michael Yanney.

(5)
Includes 11,984 shares owned by S. Kyker Krauss, Mr. Krauss' spouse, and vested options to acquire 75,000 shares. Mr. Krauss is one of our directors.

(6)
Also assumes the sale of all 11,984 shares to be sold by S. Kyker Krauss, Mr. Krauss' spouse.

(7)
Includes 2,869 shares held by a retirement account established for Mr. Cassidy.

(8)
Includes 1,006 shares held by a retirement account established for Mr. Cox and vested options to acquire 25,000 shares of common stock.

(9)
All shares are held in a retirement account established for Mr. Porter.

(10)
Includes 2,858 shares held by Michael Thesing, 7,413 shares held jointly by Michael and Judy Thesing, 972 shares held by a retirement account established for Michael Thesing and 982 shares held by a retirement account established for Judy Thesing. Michael and Judy Thesing are husband and wife.

(11)
Includes vested options to acquire 25,000 shares of common stock.

(12)
Includes 206 shares held by a retirement account for Michael Tillman and 398 shares held by a retirement account established by Cheri Tillman. Michael and Cheri Tillman are husband and wife.

PLAN OF DISTRIBUTION

        The selling stockholders (or their respective donees) may sell their shares of our common stock from time to time. We will not receive any proceeds from the sale of our common stock by the selling stockholders. Each selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the New York Stock Exchange or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The last reported sale price of our common stock on January 29, 2000 was $8.77 per share. A selling stockholder may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  •
  a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this Prospectus;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  in privately negotiated transactions.

        To the extent required, this Prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in the resales. A selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. A selling stockholder also may sell shares short and redeliver the shares to close out such short positions. A selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this Prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the Prospectus delivery requirements of the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this Prospectus. Each selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this Prospectus available to the selling stockholders and have informed each of them of the need to deliver copies of this Prospectus to purchasers at or prior to the time of any sale of the shares.

        We will file a supplement to this Prospectus, if required, to comply with Rule 424(b) under the Securities Act upon being notified by any selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of the selling stockholder and of the participating broker-dealer(s),

  •
  the number of shares involved,

  •
  the price at which such shares were sold,

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, and

  •
  other facts material to the transaction.

        In addition, upon being notified by any selling stockholder that a donee intends to sell more than 500 shares, we will file a supplement to this Prospectus.

        We will bear all costs, expenses and fees in connection with the registration of the shares. We agreed to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling stockholders of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

EXPERTS

        The financial statements incorporated into this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

        The validity of the common stock offered by this Prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" is based on the opinion of Kutak Rock LLP.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional office Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our common stock is listed on the New York Stock Exchange under the symbol "MFA," and all reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the New York Stock Exchange's offices at 20 Broad Street, New York, New York 10005.

        We maintain a site on the World Wide Web at www.mfa-reit.com. The information contained in our website is not part of this Prospectus and you should not rely on it in deciding whether to invest in our common stock.

        We have filed a Registration Statement, of which this Prospectus is a part, covering the offered securities. As allowed by SEC rules, this Prospectus does not include all of the information contained in the Registration Statement and the included exhibits, financial statements and schedules. We refer you to the Registration Statement, the included exhibits, financial statements and schedules for further information. This Prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Exchange Act. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2000, our quarterly reports on Form 10-Q for the three months ended March 31, 2001, six months ended June 30, 2001, and nine months ended September 30, 2001, Current Reports on Form 8-K dated September 24, 2001, October 17, 2001, November 2, 2001, December 12, 2001 and January 15, 2002, and our definitive proxy statement, dated November 12, 2001, relating to the special meeting of our stockholders held on December 12, 2001 with the SEC (File No. 1-13991), and those documents are incorporated herein by reference. We have also incorporated by reference the description of our common stock set forth under the heading "Description of the Registrant's Securities to be Registered" in our registration statement on Form 8-A filed on March 26, 1998 amended as set forth under the heading "Description of Securities" in our registration statement on Form S-3 (File No. 333-70082) filed on September 25, 2001.

        Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities to which this Prospectus relates will automatically be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing those documents. Any statement contained in this Prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

        You may obtain copies of all documents which are incorporated in this Prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Mr. William S. Gorin, at America First Mortgage Investments, Inc., 399 Park Avenue, 36th Floor, New York, New York, 10022, telephone number (212) 935-8760.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.    Exhibits.

Exhibit	Description
2.1	Agreement and Plan of Merger by and among the Registrant, America First Participating/Preferred Equity Mortgage Fund Limited Partnership, America First Prep Fund 2 Limited Partnership, America First Prep Fund 2 Pension Series Limited Partnership and certain other parties, dated as of July 29, 1997 (incorporated herein by reference to Exhibit 2.1 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (SEC File No. 333-46179)).
2.2	Agreement and Plan of Merger by and among the Registrant, America First Mortgage Advisory Corporation and the shareholders of America First Mortgage Advisory Corporation (incorporated herein by reference to Form 10-Q dated September 30, 2001, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (Commission File No. 1-13991)).
3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Form 8-K dated April 10, 1998, filed by the Registrant pursuant to the Securities Exchange Act of 1934 (SEC File No. 1-13991)).
3.2	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Form 8-K dated April 10, 1998, filed by the Registrant pursuant to the Securities Exchange Act of 1934 (SEC File No. 1-13991)).
4.1	Specimen of Common Stock Certificate of Registrant (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (SEC File No. 333-46179)).
5.1	Opinion of Kutak Rock LLP.*
8.1	Opinion of Kutak Rock LLP as to Certain Tax Matters.*
10.1	Advisory Agreement, dated April 9, 1998, by and between Registrant and the America First Mortgage Advisory Corporation (incorporated herein by reference to Form 8-K dated April 10, 1998 filed by the Registrant pursuant to the Securities Exchange Act of 1934 (SEC File No. 1-13991)).
10.2	Employment Agreement of Stewart Zimmerman (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (SEC File No. 333-46179)).
10.3	Employment Agreement of William S. Gorin (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (SEC File No. 333-46179)).
10.4	Employment Agreement of Ronald A. Freydberg (incorporated herein by reference to Exhibit 10.4 of the Registration Statement on Form S-4 dated February 12, 1998, filed by the Registrant pursuant to the Securities Act of 1933 (SEC File No. 333-46179)).
10.5	Addendum to Employment Agreement of Stewart Zimmerman (incorporated herein by reference to Form 10-Q dated March 31, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (SEC File No. 1-13991)).
10.6	Addendum to Employment Agreement of William S. Gorin (incorporated herein by reference to Form 10-Q dated March 31, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (SEC File No. 1-13991)).

10.7	Addendum to Employment Agreement of Ronald A. Freydberg (incorporated herein by reference to Form 10-Q dated March 31, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (SEC File No. 1-13991)).
10.8	Third Addendum to Employment Agreement of Stewart Zimmerman.*
10.9	Third Addendum to Employment Agreement of William S. Gorin.*
10.10	Third Addendum to Employment Agreement of Ronald A. Freydberg.*
10.11	Second Amended and Restated 1997 Stock Option Plan of the Registrant (incorporated herein by reference to Form 10-Q dated June 30, 2001, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (SEC File No. 1-13991)).
23.1	Consent of PricewaterhouseCoopers LLP.*
23.2	Consent of Kutak Rock LLP (included in Exhibits 5.1 and 8.1).*
24.1	Powers of Attorney (included on page II-5 of this Registration Statement).*

*
Previously filed

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 28th day of January, 2002.

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
By:	/s/ STEWART ZIMMERMAN Stewart Zimmerman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: January 28, 2002	By:	* Michael B. Yanney, Chairman of the Board
Date: January 28, 2002	By:	/s/ STEWART ZIMMERMAN Stewart Zimmerman, President, Chief Executive Officer and Director
Date: January 28, 2002	By:	* William S. Gorin, Chief Financial Officer
Date: January 28, 2002	By:	* Michael L. Dahir, Director
Date: January 28, 2002	By:	* Alan Gosule, Director
Date: January 28, 2002	By:	* George H. Krauss, Director
Date: January 28, 2002	By:	* Gregor Medinger, Director
Date: January 28, 2002	By:	* W. David Scott, Director
*	By Stewart Zimmerman Attorney-in-fact
/s/ STEWART ZIMMERMAN Stewart Zimmerman

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Forward-Looking Statements
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
AMERICA FIRST MORTGAGE INVESTMENTS, INC.
RISK FACTORS
USE OF PROCEEDS
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL OPINIONS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES